Exhibit 99.1

Inspira™ Receives Israeli Regulatory Approval for the INSPIRA™ ART100 System

Approval follows the FDA clearance announced on May 28, 2024

Ra’anana, Israel, July 11, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, is excited to announce the receipt of the Israeli Ministry of Health’s medical devices and accessories (“AMAR”) approval for the INSPIRA™ ART100, an Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass system. This is a pivotal milestone in Inspira’s strategy to conduct business development activities to bring its innovative products and technologies to the market.

The Company believes that receiving Israeli regulatory approval marks an important step towards growing local support and adoption for the INSPIRA™ ART100 and demonstrates Inspira’s capabilities in obtaining regulatory approvals for its products.

Dr. Dekel Stavi, head of the Israeli Extra-Corporeal Membrane Oxygenation (“ECMO”) Society and Inspira’s Medical Director, commented, “As a physician and the head of the Israeli ECMO Society, I am delighted to witness this exciting milestone where hospitals will have the opportunity to acquire and use the innovative and technologically cutting-edge INSPIRA™ ART100.”

Dagi Ben-Noon, CEO of Inspira Technologies, stated, “After we received FDA approval for the INSPIRA ART100 that will allow us to establish our presence in the U.S., receiving AMAR approval will facilitate the creation of business opportunities in new regions and emerging markets.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies targets to reshape the respiratory and life-support landscape. We are developing novel expanding life support technologies and solutions to prolong life and improve the quality of life for patients. Inspira is on a quest to become the leading ground-breaking medical device company in our field with business alliances around the world.

The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, will include the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that require intubation and medically induced coma.

The Company’s INSPIRA™ ART100 system received FDA 510(k) clearance for Cardiopulmonary Bypass procedures and AMAR certification for Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products, including the INSPIRA™ ART (Gen 2) and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that AMAR approval is a pivotal milestone in its strategy to conduct business development activities to bring its innovative products and technologies to the market, that it believes that receiving this approval marks an important step towards increasing local support and adoption for the INSPIRA™ ART100 and demonstrates its capabilities in obtaining regulatory approvals for its products, that hospitals will have the opportunity to acquire and use the INSPIRA™ ART100, and that receiving this approval may allow the Company to establish its presence in the U.S. and facilitate the creation of business opportunities in new regions and emerging markets . These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-108

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